

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2014

<u>Via U.S. Mail</u>
Ban Siong Ang
Chief Executive Officer
Heyu Leisure Holidays Corporation
Formerly Cloud Run Acquisition Corporation
No. 56 Halaman Bukit Gambir 9
Sunway Bukit Gambier
11700 Gelugor, Penang, Malaysia

> **Re: Heyu Leisure Holidays Corporation**
> **Formerly Cloud Run Acquisition Corporation**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed February 20, 2014**
> **File No. 000-55068**

Dear Mr. Ang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   In your next amendment please update your financial statements to include the quarter ended December 31, 2013.

Public Market for the Company Shares, page 13

2.   We note your revised disclosure on page 13. Please revise to indicate whether the present management intends to have the company's shares listed or quoted for public trading or advise.

Item 5. Directors and Executive Officers, page 15

3.   Please revise to disclose the age of your sole director and executive officer. Please refer to Item 401(a) of Regulation S-K.

4.   Please revise your disclosure of the business experience of Mr. Ang to identify and discuss his principal occupations/employment during the last five years, identifying the month and year each occupation/employment commenced and ended. Please refer to Item 401(e)(1) of Regulation S-K.

Index to Exhibits

5.   Please file as exhibits to the registration statement any amendments to your articles of incorporation and/or bylaws that have been effected or advise. Please refer to Item 601(b)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel at (202) 551-3395 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Lee Cassidy, Esq. (Via E-mail)